Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "LUXURY CAMPING INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF OCTOBER, A.D. 2020, AT 10:20 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

5494477 8100
SR# 20207866008

Authentication: 203876510
Date: 10-16-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:20 AM 10/16/2020
FILED 10:20 AM 10/16/2020
SR 20207866008 - File Number 5494477

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LUXURY CAMPING INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

Luxury Camping Inc., a Delaware corporation (the "Corporation"), hereby certifies as follows:

A. The date of the filing of the Corporation's original Certificate of Incorporation is March 6, 2014 (the "Original Certificate").

B. On that date being May 29, 2015, the Corporation filed its Amended and Restated Certificate (the "First Amended Certificate").

C. On that date being July 7, 2020, the Corporation filed its Second Amended and Restated Certificate (the "Second Amended Certificate").

D. Pursuant to Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL"), this Third Amended and Restated Certificate of Incorporation (the "Second Restated Certificate") restates and amends the provisions of the Second Amended Certificate.

E. This Third Restated Certificate has been duly approved by the Board of Directors of the Corporation.

E. This Third Restated Certificate has been duly approved by the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the General Corporation of the State of Delaware.

F. The Second Amended Certificate is hereby amended and restated to read as follows:

ARTICLE I

NAME

The name of the corporation is **Luxury Camping Inc.**

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware, County of New Castle. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law as the same exists or may hereafter be amended.

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock (the "Capital Stock") that the Corporation is authorized to issue is **80,300** total shares of which (i) **61,000** shares shall be common stock with a par value of $0.001 per share (the "Common Stock") and (ii) **19,300** shares shall be preferred stock, which shall be comprised of three series: (1) **7,300** shares shall be Series A Preferred Stock with a par value of $0.001 per share (the "Series A Preferred Stock"), (2) **3,000** shares shall be Series B Preferred Stock with a par value of $0.001 per share (the "Series B Preferred Stock") (3) **9,000** shares shall be Series C Preferred Stock with a par value of $0.001 per share (the "Series C Preferred Stock") (the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock are collectively referred to hereinafter as the "Preferred Stock").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. PREFERRED STOCK

Unless otherwise indicated, references to "Sections" or "Subsections" in this Part A of this Article IV refer to sections and subsections of Part A of this Article IV.

1. Board of Directors. So long as at least **forty percent (40%) of the** shares of Preferred Stock purchased pursuant to the Purchase Agreement remain outstanding, if a majority of the holders of the Preferred Stock voting together regardless of class (the "Required Holders") shall have the right to the exclusion of all other classes or series of the Corporation's capital stock, voting at a meeting of stockholders called for the purpose or by written consent, separately from the Common Stock, to elect (a) one (1) individual (the "Preferred Director") to serve on the Board of Directors of the Corporation (the "Board of Directors") for so long as the Board of Directors is comprised of four (4) or less individuals; and (b) two (2) individuals to serve on the Board of Directors for so long as the Board of Directors is comprised of five (5) individuals or more. Any member of the Board of Directors elected pursuant to this Section may be removed at any time with or without cause by, and only by, the consent of the Required Holders.

2. Dividends.

(a) In the event that the Board of Directors shall declare a dividend payable upon the then outstanding shares of Common Stock (other than a stock dividend on the Common Stock payable solely in the form of additional shares of Common Stock), the holders of the Preferred Stock shall be entitled, to receive the amount of dividends per share of Preferred Stock that would be payable on the number of whole shares of the Common Stock into which each share of such Preferred Stock held by each holder could be converted pursuant to the provisions of Section 5 below, such number to be determined as of the record date for the determination of holders of Common Stock entitled to receive such dividend.

(b) The Board of Directors may fix a record date for the determination of holders of shares of Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be no more than sixty (60) days and no less than ten (10) days prior to the date fixed for the payment thereof.

3. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of all debts and liabilities of the Corporation, each holder of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Common Stock, Series B Preferred Stock, Series C Preferred Stock or any other class or series of stock ranking on liquidation junior to the Series A Preferred Stock by reason of their ownership thereof, an amount per share of Series A Preferred Stock held by such holder equal to the applicable Series A Original Purchase Price plus an amount equal to all declared and unpaid dividends on such shares of the Series A Preferred Stock, if any. If upon any such liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series A Preferred Stock and any class or series of stock ranking on liquidation on a parity with the Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of all debts and liabilities of the Corporation, and any payments to holders of shares of Series A Preferred Stock pursuant to Section 3(a) above, each holder of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Common Stock, Series C Stock or any other class or series of stock ranking on liquidation junior to the Series B Preferred Stock by reason of their ownership thereof, an amount per share of Series B Preferred Stock held by such holder equal to the applicable Series B Original Purchase Price plus an amount equal to all

declared and unpaid dividends on such shares of the Series B Preferred Stock, if any. If upon any such liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series B Preferred Stock and any class or series of stock ranking on liquidation on a parity with the Series B Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(c) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of all debts and liabilities of the Corporation, and any payments to holders of shares of Series A Preferred Stock pursuant to Section 3(a) above, and any payments to holders of shares of Series B Preferred Stock pursuant to Section 3(b) above, each holder of shares of Series C Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Common Stock, or any other class or series of stock ranking on liquidation junior to the Series C Preferred Stock by reason of their ownership thereof, an amount per share of Series C Preferred Stock held by such holder equal to the applicable Series C Original Purchase Price plus an amount equal to all declared and unpaid dividends on such shares of the Series C Preferred Stock, if any. If upon any such liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series C Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series C Preferred Stock and any class or series of stock ranking on liquidation on a parity with the Series C Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(d) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of all debts and liabilities of the Corporation, and after the payment of all preferential amounts required to be paid to the holders of any class or series of stock of the Corporation ranking on liquidation prior to and in preference to the Common Stock, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, the holders of shares of Common Stock shall be entitled to share in the distribution of the remaining assets and funds of the Corporation available for distribution to its stockholders on a pro rata basis based on the number of shares held by each such holder of Common Stock.

(e) Unless the Required Holders determine otherwise, any (i) merger, reorganization, consolidation or share transfer which results in the voting securities of the Corporation outstanding immediately prior thereto or the voting securities issued with respect to the voting securities of the Corporation outstanding immediately prior thereto representing

immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than a majority of the combined voting power of the voting securities of the Corporation or such surviving or acquiring entity outstanding immediately after such merger, reorganization, consolidation or share transfer (or if the surviving or acquiring entity is a wholly owned subsidiary of another entity immediately following such merger, reorganization, consolidation or share transfer, the voting securities of the parent entity of such surviving or acquiring corporation), (ii) disposition, transfer, sale or exclusive lease or license of all or substantially all of the assets of the Corporation or (iii) transfer of shares of capital stock of the Corporation, in a single transaction or series of related transactions, representing at least fifty percent (50%) of the voting power of the voting securities of the Corporation, shall be deemed to be a liquidation of the Corporation, and all consideration payable to the stockholders of the Corporation (in the case of a merger or consolidation), or all consideration payable to the Corporation (net of obligations owed by the Corporation), together with all other available assets of the Corporation (in the case of an asset sale), shall be distributed to the holders of capital stock of the Corporation in accordance with Subsection 3(a), (b), (c) & (d) above (any of (i), (ii) or (iii) referred to as a "Liquidation Event"). For purposes of this Section 3(e), (i) all shares of Common Stock issuable upon conversion of Convertible Securities (as defined below) and exercise of Options (as defined below), in each case, outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged and (ii) a sale (or multiple related sales) of one or more Subsidiaries of the Corporation (whether by way of merger, consolidation, reorganization or sale of all or substantially all of the Subsidiaries' assets or securities) which constitutes all or substantially all of the consolidated assets of the Corporation shall be deemed a sale of substantially all of the assets of the Corporation. The Corporation shall promptly provide to the holders of shares of Preferred Stock such information concerning the terms of such merger, reorganization, consolidation or asset sale and the value of the assets of the Corporation as may reasonably be requested by the holders of Preferred Stock. If applicable, the Corporation shall cause the agreement or plan of merger or consolidation to provide for a rate at which the shares of capital stock of the Corporation are converted into or exchanged for cash, new securities or other property which gives effect to this provision.

(f) The amount deemed distributed to the holders of Preferred Stock upon any such merger or consolidation pursuant to Section 3 shall be the cash or the value of the property, rights or securities distributed to such holders by the Corporation and/or by the acquiring person, firm or other entity. If the amount to be distributed to the holders of Preferred Stock upon any liquidation, dissolution, or winding-up (including any transaction treated as such pursuant to Section 3(e) above) shall be other than cash, the fair market value of the property, rights, or securities distributed to such holders shall be mutually agreed by the Board of Directors and the Required Holders; provided, however, that if such mutual agreement cannot be reached, such fair market value shall be determined by the following procedures set forth in the definition of Appraisal Procedure.

4. Voting. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as adjusted from time to time pursuant to Section 5 hereof) as of the record date, at each meeting of stockholders of the Corporation (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration. Holders of Preferred Stock shall be entitled to notice of any meeting of stockholders and, except as otherwise provided herein or otherwise required by law, to vote together with the holders of Common Stock as a single class.

5. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by: (i) for Series A Preferred Stock by dividing the Series A Original Purchase Price by the Series A Conversion Price (as defined below) in effect at the time of conversion (ii) for Series B Preferred Stock by dividing the Series B Original Purchase Price by the Series B Conversion Price (as defined below) in effect at the time of conversion and (iii) for Series C Preferred Stock by dividing the Series C Original Purchase Price by the Series C Conversion Price (as defined below) in effect at the time of conversion. The "Series A Conversion Price" for the Series A Preferred Stock shall initially be the applicable Series A Original Purchase Price, the "Series B Conversion Price" for the Series B Preferred Stock shall initially be the applicable Series B Original Purchase Price, and the "Series C Conversion Price" for the Series C Preferred Stock shall initially be the applicable Series C Original Purchase Price. The Series A Conversion Price, the Series B Conversion Price, and the Series C Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(b) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay, to the extent permitted by the DGCL, cash equal to the product of such fraction multiplied by the fair market value of a share of Common Stock, as mutually agreed by the Board of Directors and the Required Holders; provided, however, that if such mutual agreement cannot be reached, such fair market value shall be determined by following the procedures set forth in the definition of Appraisal Procedure. The determination of fractional shares shall be based on the aggregate number of shares of Preferred Stock surrendered for conversion by any holder of Preferred Stock and not on the individual shares of Preferred Stock held by such holder.

(c) Mechanics of Conversion

(i) In order for a holder of Preferred Stock to convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such

certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) shall be the conversion date ("Conversion Date"). The Corporation shall, as soon as practicable after the applicable Conversion Date, issue and deliver at such office to such holder of Preferred Stock, or to his or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share. On the Conversion Date, each holder of record of shares of Preferred Stock surrendered for conversion shall be deemed to be the holder of record of the Common Stock issuable upon conversion of such Preferred Stock, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of such Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(ii) The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued shares of Common Stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock. Before taking any action which would cause an adjustment reducing the Series A Conversion Price, the Series B Conversion Price, or the Series C Conversion Price, as the case may be, below the then par value of the shares of Common Stock issuable upon conversion of the applicable Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series A Conversion Price, Series B Conversion Price, or Series C Conversion Price, as applicable.

(iii) Upon any such conversion, no adjustment to the Series A Conversion Price, Series B Conversion Price, or Series C Conversion Price, as the case may be, shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(iv) All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and shall not be reissued, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Preferred Stock.

(v) The Corporation shall pay any and all issue, transfer, stamp and other taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 5. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(d) Adjustments to Conversion Price for Diluting Issues:

(i) Special Definitions. For purposes of this Subsection 5(d), the following definitions shall apply:

(A) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 5(d)(iii) below, deemed to be issued) by the Corporation after the Original Issue Date, other than:

(I) shares of Common Stock issued or issuable by reason of a dividend or other distribution on shares of Common Stock that is covered by Subsection 5(e) or 5(f) below;

(II) shares of Common Stock issued upon conversion of shares of Preferred Stock or shares of Common Stock Options or Convertible Securities issued by way of a dividend or distribution on shares of Preferred Stock;

(III) shares of Common Stock, whether issued outright or in the form of restricted stock awards, options, warrants or other rights exercisable for Common Stock (subject to appropriate adjustment for stock splits, stock dividends, combinations and other similar recapitalizations affecting such shares), issued or issuable to officers, directors, consultants and employees of the Corporation or any subsidiary pursuant to any plan, agreement or arrangement, plus any shares added to such plans, agreements or arrangements with the approval by the Board of Directors;

(IV) shares of Common Stock issued or issuable to banks, equipment lessors or real property lessors pursuant to a debt financing or equipment leasing

transaction approved by the Board of Directors; provided, however, such an issuance shall not exceed an aggregate (for all such issuances) 10% of the then outstanding shares of Common Stock on an As-Converted Basis;

(V) shares of Common Stock issued pursuant to the exercise of options, warrants or convertible securities outstanding as of the Original Issue Date;

(VI) shares of Common Stock issued to the public pursuant to a Qualified Public Offering;

(VII) shares of Common Stock, Options or Convertible Securities issued or issuable hereafter that are expressly approved as being excluded from the definition of Additional Shares of Common Stock by the Required Holders;

(VIII) shares issued to suppliers or third-party service providers in connection with the provisions of goods or services, not issued primarily for the purposes of raising capital, approved by the Board of Directors;

(IX) shares of Common Stock issued in connection with joint ventures or mergers, not issued primarily for the purposes of raising capital, as approved by the Board of Directors;

(X) shares of Common Stock issued in connection with licenses or strategic partnerships, not issued primarily for the purposes of raising capital, approved by the Board of Directors; and

(XI) shares of Common Stock issuable upon conversion of Preferred Stock purchased pursuant to the Purchase Agreement.

(B) "**Convertible Securities**" shall mean any evidences of indebtedness, shares (other than Common Stock) or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(C) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(D) "**Series A Original Issue Date**" shall mean the date on which a share of Series A Preferred Stock was first issued.

(E) "**Series B Original Issue Date**" shall mean the date on which a share of Series B Preferred Stock was first issued.

(F) "**Series C Original Issue Date**" shall mean the date on which a share of Series C Preferred Stock was first issued.

(ii) No Adjustment of Conversion Price. No adjustment in the number of shares of Common Stock into which the Preferred Stock is convertible shall be made (a) unless the consideration per share (determined pursuant to Subsection 5(d)(v) below) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the

applicable Series A Conversion Price, or Series B Conversion Price, or Series C Conversion Price, as the case may be, in effect on the date of, and immediately prior to, the issue of such Additional Shares of Common Stock, or (b) if prior to or within sixty (60) days subsequent to such issuance, the Corporation receives written notice from the Required Holders, agreeing that no such adjustment shall be made as the result of the issuance of Additional Shares of Common Stock.

(iii) Issue of Securities Deemed Issue of Additional Shares of Common Stock. If the Corporation at any time or from time to time after the Series A Original Issue Date (for Series A Preferred Stock) or after the Series B Original Issue Date (for Series B Preferred Stock) or after the Series C Original Issue Date (for Series C Preferred Stock) shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves excluded from the definition of Additional Shares of Common Stock) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to Subsection 5(d)(v) below) of such Additional Shares of Common Stock would be less than the applicable Series A Conversion Price, or the Series B Conversion Price, or the Series C Conversion Price, as the case may be, in effect on the date of and immediately prior to such issue, or such record date, as the case may be, and provided further that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A) No further adjustment in the Series A Conversion Price, or the Series B Conversion Price, or the Series C Conversion Price, as the case may be, shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) If such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Corporation, upon the exercise, conversion or exchange thereof, the Series A Conversion Price, or the Series B Conversion Price, or the Series C Conversion Price, as the case may be, computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(C) Upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Series A Conversion Price, or the Series B Conversion Price, or the Series C Conversion Price, as the case

may be, computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(I) In the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Corporation upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange; and

(II) In the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 5(d)(v) below) upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(D) the event of any change in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any Option or Convertible Security, including, but not limited to, a change resulting from the anti-dilution provisions thereof, the applicable Conversion Price then in effect shall forthwith be readjusted to such Series A Conversion Price, or the Series B Conversion Price, or Series C Conversion Price, as the case may be, as would have been obtained had the adjustment which was made upon the issuance of such Option or Convertible Security not exercised or converted prior to such change been made upon the basis of such change; and

(E) No readjustment pursuant to clause (B), (C) or (D) above shall have the effect of increasing the Series A Conversion Price, or the Series B Conversion Price, or the Series C Conversion Price, as the case may be, to an amount which exceeds the lower of (i) the applicable Series A Conversion Price, or the Series B Conversion Price, or the Series C Conversion Price, as the case may be, on the original adjustment date, or (ii) the applicable Series A Conversion Price, or the Series B Conversion Price, or the Series C Conversion Price, as the case may be, that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

In the event the Corporation, after the Series A Original Issue Date or the Series B Original Issue Date, or the Series C Original Issue Date, as the case may be, amends any Options or

Convertible Securities (whether such Options or Convertible Securities were outstanding on the Original Issue Date or were issued after the Original Issue Date) to increase the number of shares issuable thereunder or decrease the consideration to be paid upon exercise or conversion thereof, then such Options or Convertible Securities, as so amended, shall be deemed to have been issued after the Original Issue Date and the provisions of this Subsection 5(d)(iii) shall apply.

(iv) Adjustment of Series A Conversion Price or Series B Conversion Price Upon Issuance of Additional Shares of Common Stock

In the event the Corporation shall at any time after the Series A Original Issue Date, or the Series B Original Issue Date, or the Series C Original Issue Date as the case may be, issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 5(d)(iii) above, but excluding shares issued as a stock split or combination as provided in Subsection 5(e) below or upon a dividend or distribution as provided in Subsection 5(f) below), without consideration or for a consideration per share less than the applicable Series A Conversion Price, or Series B Conversion Price, or Series C Conversion Price, as the case may be, in effect on the date of and immediately prior to such issue, then and in such event, such applicable Series A Conversion Price, or Series B Conversion Price, or Series C Conversion Price, as the case may be, shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined by multiplying such applicable Series A Conversion Price, or Series B Conversion Price, or Series C Conversion Price, as the case may be, by a fraction, (A) the numerator of which shall be (1) the number of shares of Common Stock outstanding immediately prior to such issue (on an As-Converted Basis) plus (2) the number of shares of Common Stock which the aggregate consideration received or to be received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such applicable Series A Conversion Price, or Series B Conversion Price, or Series C Conversion Price, as the case may be; and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue (on an As-Converted Basis) plus the number of such Additional Shares of Common Stock so issued and/or deemed to be issued. For the purpose of this Subsection 5(d)(iv), all shares of Common Stock issuable upon conversion of Convertible Securities outstanding immediately prior to such issue shall be deemed to be outstanding.

(v) Determination of Consideration. For purposes of this Subsection 5(d), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property: Such consideration shall:

(I) insofar as it consists of cash, be computed at the net amount of cash received by the Corporation (after deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale but without deduction of any expenses payable by the Corporation), excluding amounts paid or payable for accrued interest;

(II) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors, or if requested by the Required Holders, by agreement of the Board of Directors and the Required Holders, and if the Board of Directors and the Required Holders do not agree on such fair market value, in accordance with the procedures set forth in the definition of Appraisal Procedure; and

(III) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Board of Directors.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 5(d)(iii) above, relating to Options and Convertible Securities, shall be determined by dividing

(x) the total amount, if any, received by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a potential subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a potential subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(vi) Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to Series A Conversion Price, or Series B Conversion Price, or Series C Conversion Price, as the case may be, pursuant to the terms of Subsection 5(d) then, upon the final such issuance, the applicable Series A Conversion Price, or Series B Conversion Price, or Series C Conversion Price, as the case may be, shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(e) Adjustments for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date, or Series B Original Issue Date, or Series C Original Issue Date, as the case may be, effect a subdivision of the outstanding Common Stock without a corresponding subdivision of a series of Preferred Stock, the applicable Series A Conversion Price, or Series B Conversion Price, or Series C Conversion

Price, as the case may be, then in effect immediately before that subdivision shall be proportionately decreased. If the Corporation shall at any time or from time to time after the Series A Original Issue Date, or Series B Original Issue Date, or the Series C Original Issue Date, as the case may be, combine the outstanding shares of Common Stock without a corresponding combination of a series of Preferred Stock, the applicable Series A Conversion Price, or Series B Conversion Price, or Series C Conversion Price, as the case may be, then in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time, or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable solely in additional shares of Common Stock, then and in each such event the applicable Series A Conversion Price, or Series B Conversion Price, or Series C Conversion Price, as the case may be, then in effect shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

(g) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the conversion of the Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the holder of each such share of Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable, upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

(h) Adjustment for Merger or Reorganization, etc. In case of any consolidation or merger of the Corporation with or into another corporation or the sale of all or substantially all of the assets of the Corporation to another corporation, in each case which is not deemed to be a liquidation pursuant to Section 3(d) above, each share of Preferred Stock, if any, remaining outstanding after such consolidation, merger or sale shall thereafter be convertible (or shall be converted into a security which shall be convertible) into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Preferred Stock would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment shall be made in the application of the provisions in this Section 5 set forth with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 5 (including provisions with respect to changes in and other adjustments of the applicable Series A Conversion Price, or Series B Conversion Price, or Series C Conversion Price, as the case may be) shall thereafter be applicable, as nearly equivalent a manner as may be practicable as before the consolidation or merger. If any event occurs of the type contemplated by the provisions of this Section 5(h) but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Board of Directors shall make an appropriate reduction in each Series A Conversion Price, or Series B Conversion Price, or Series C Conversion Price, as the case may be, so as to protect the rights of the holders of the Preferred Stock.

(i) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price, or Series B Conversion Price, or Series C Conversion Price, as the case may be, pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Series A Conversion Price, or Series B Conversion Price, or Series C Conversion Price, as the case may be, then in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which then would be received upon the conversion of Preferred Stock.

(j) Notice of Record Date. In the event:

(i) that the Corporation declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Corporation;

(ii) that the Corporation subdivides or combines its outstanding shares of Common Stock;

(iii) of any reclassification of the Common Stock of the Corporation (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the Corporation into or with another corporation, or of the sale of all or substantially all of the assets of the Corporation; or

(iv) of the involuntary or voluntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be filed at its principal office or at the office of the transfer agent of the Preferred Stock, and shall cause to be mailed to the holders of the Preferred Stock at their last addresses as shown on the records of the Corporation or such transfer agent, at least ten (10) days prior to the date specified in (A) below or twenty (20) days before the date specified in (B) below, a notice stating

(A) the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

(B) the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up.

6. Mandatory Conversion.

(a) Upon (i) the vote of the Required Holders or (ii) the closing of a Qualified Public Offering (the earlier of clause (i) or (ii) the "Mandatory Conversion Date"), (x) all outstanding shares of Preferred Stock shall be automatically converted into shares of Common Stock into which such Preferred Stock is convertible pursuant to Section 5 above, and (y) all provisions hereof included under the caption "Preferred Stock", and all references herein to the Preferred Stock, shall be deleted and shall be of no further force or effect.

(b) Notwithstanding anything contained herein to the contrary, in the event of a diluting issue set forth in Section 5(d), all holders of Preferred Stock shall be required to purchase a pro rata share of securities set aside by the Board of Directors for purchase by the holders of the Preferred Stock. The failure of a holder of Preferred Stock to purchase such securities shall cause such holder's shares of Preferred Stock to convert to Common Stock, effective immediately prior to the issuance of such securities.

(c) All holders of record of shares of Preferred Stock shall be given written notice of the Mandatory Conversion Date and the place designated for mandatory conversion of all such shares of Preferred Stock, pursuant to this Section 6. Such notice shall be sent by first class or registered mail, postage prepaid, to each record holder of Preferred Stock at such holder's address last shown on the records of the transfer agent for the Preferred Stock (or the records of the

Corporation, if it serves as its own transfer agent). Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender his or its certificate or certificates for all such shares to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 6. On the Mandatory Conversion Date, all rights with respect to the Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock) will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor, to receive certificates for the number of shares of Common Stock into which such Preferred Stock has been converted, and payment of any declared but unpaid dividends thereon. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his or its attorney duly authorized in writing. As soon as practicable after the Mandatory Conversion Date and the surrender of the certificate or certificates for Preferred Stock, the Corporation shall cause to be issued and delivered to such holder, or on his or its written order, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and cash as provided in Subsection 5(b) above in respect of any fraction of a share of Common Stock otherwise issuable upon such conversion. On the Mandatory Conversion Date, each holder of record or shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon conversion of such Preferred Stock, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of such Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(d) All certificates evidencing shares of Preferred Stock which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the Mandatory Conversion Date, be deemed to have been retired and cancelled and the shares of Preferred Stock represented thereby converted into Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized Preferred Stock accordingly.

7. Protective Covenants. So long as at forty percent (40%) of the shares of Preferred Stock purchased pursuant to the Purchase Agreement remain outstanding, the Corporation shall not, and shall not permit any Subsidiary to, without the prior written consent of the Required Holders voting separately as a single class:

(a) alter, amend or waive the Restated Certificate or By-laws in a manner materially adverse to the Preferred Stockholders (whether by merger, consolidation or other reorganization or otherwise);

(b) increase or decrease (whether by merger, consolidation or other reorganization) the number of authorized shares of Preferred Stock;

(c) authorize or issue (by amendment to the Restated Certificate or by reclassification, merger, consolidation, reorganization or otherwise) any new class or series of capital stock of the Corporation, Convertible Securities or capital stock convertible into securities of the Corporation with equal or superior rights to those of the Preferred Stock;

(d) authorize, declare or pay any dividend (other than dividends on Common Stock payable solely in Common Stock) on any share of the capital stock of the Corporation or any share of Capital Stock (or other equity ownership interest) of any Subsidiary, other than the authorization and payment of dividends on the Preferred Stock pursuant to Section 2(a) above;

(e) redeem, purchase or otherwise acquire for value any share or shares of the capital stock of the Corporation or any share of Capital Stock (or other equity ownership interest) of any Subsidiary, except for repurchases of Common Stock of the Corporation pursuant to stock restriction agreements approved by the Board of Directors that grant to the Corporation a right to repurchase capital stock of the Corporation from an employee, director or consultant upon termination of service of such employee, director or consultant (or any other similar arrangements as approved by the Board of Directors);

(f) issue any debt which is convertible into capital stock of the Corporation;

(g) liquidate, dissolve or wind-up the Corporation or any Subsidiary;

(h) permit the authorized number of directors on the Board of Directors to be greater than five (5) or less than three (3);

(i) merge with or into or consolidate with any other corporation, whether or not the Corporation or a Subsidiary is the surviving corporation, (ii) sell or exclusively lease or license all or substantially all of its properties or assets or the property or assets of any Subsidiary, (iii) acquire all or substantially all of the properties or assets of any other Person; (iv) or acquire or make an investment (whether by merger, consolidation or otherwise) in any other Person; or

(j) enter into any transaction with senior management or an Affiliate of the Corporation except for arms' length employment agreements.

8. Waiver. Except as otherwise required by law or this Restated Certificate, without creating any additional consent rights not otherwise provided herein, the Required Holders may waive, by delivery of written notice to the Corporation, any of the rights, preferences or privileges relating to the Preferred Stock hereunder, either prospectively or retrospectively.

9. Definitions. The following terms shall have the following respective meanings:

"**Affiliate**" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "1934 Act").

"**As-Converted Basis**" shall mean, for the purpose of determining the number of shares of Common Stock outstanding, a basis of calculation which takes into account (a) the number of shares of Common Stock actually issued and outstanding at the time of such determination, and (b) the number of shares of Common Stock that is then issuable upon the conversion of all outstanding securities convertible into Common Stock, and exercise of all stock options or rights for the purchase of any shares of Common Stock or Preferred Stock.

"**Appraisal Procedure**" shall mean the following procedure to determine fair market value of any security or other property (in either case, the "valuation amount"). If the Required Holders and the Board of Directors are not able to agree on the valuation amount within a reasonable period of time (not to exceed twenty (20) days), the valuation amount shall be determined by an investment banking firm of national recognition, which firm shall be unaffiliated with the Corporation and shall be reasonably acceptable to the Board of Directors and the Required Holders. If the Board of Directors and the Required Holders are unable to agree upon an acceptable investment banking firm within ten (10) days after the date either party proposed that one be selected, the investment banking firm will be selected by an arbitrator located in New York, New York, selected by the American Arbitration Association (or if such organization ceases to exist, the arbitrator shall be chosen by a court of competent jurisdiction). The arbitrator shall select the investment banking firm (within ten (10) days of his appointment) from a list, jointly prepared by the Required Holders and the Board of Directors, of not more than six investment banking firms of national standing in the United States, of which no more than three may be named by the Board of Directors and no more than three may be named by the Required Holders. The arbitrator may consider, within the ten-day period allotted, arguments from the parties regarding which investment banking firm to choose, but the selection by the arbitrator shall be made in its sole discretion from the list of six. The Board of Directors and the Required Holders shall submit their respective valuations and other relevant data to the investment banking firm, and the investment banking firm shall as soon as practicable thereafter make its own determination of the valuation amount. The final valuation amount for purposes hereof shall be the average of the two valuation amounts closest together, as determined by the investment banking firm, from among the valuation amounts submitted by the Corporation and the Required Holders and the valuation amount calculated by the investment banking firm. The determination of the final valuation amount by such investment banking firm shall be final and binding upon the parties. The Corporation shall pay the fees and expenses of the investment banking firm and arbitrator (if any) used to determine the valuation amount. If required by any such investment banking firm or arbitrator, the Corporation shall execute a retainer and engagement letter containing reasonable terms and conditions, including, without limitation, customary provisions concerning the rights of indemnification and contribution by the Corporation in favor of such investment banking firm or arbitrator and its officers, directors, partners, employees, agents and affiliates. If the valuation amount is for Common Stock of the Corporation, the valuation amount shall not include a discount for minority ownership or illiquidity or a control premium.

"**Series A Original Issue Date**" shall mean the date on which a share of Series A Preferred Stock was first issued.

"Series B Original Issue Date" shall mean the date on which a share of Series B Preferred Stock was first issued.

"Series C Original Issue Date" shall mean the date on which a share of Series C Preferred Stock was first issued.

"Series A Original Purchase Price" shall mean with respect to the Preferred Stock $136.50 per share.

"Series B Original Purchase Price" shall mean with respect to the Preferred Stock $187.03 per share.

"Series C Original Purchase Price" shall mean with respect to the Preferred Stock $316.02 per share.

"Person" shall mean without limitation an individual, a partnership, a corporation, an association, a joint stock corporation, a limited liability company, a trust, a joint venture, an unincorporated organization and a governmental authority.

"Purchase Agreement" shall mean that certain Series A Convertible Preferred Stock Purchase Agreement between the Corporation and the Purchasers (as defined therein), dated on or about May 29, 2015, as amended from time to time, and that certain Series B Preferred Stock Purchase Agreement, dated on or about January 10, 2018, as amended from time to time, and any agreement (either subscription agreement or stock purchase agreement or otherwise) between the Company and any purchaser for Series C Preferred Stock which is entered into after the filing of this certificate.

"Qualified Public Offering" shall mean the sale of shares of Common Stock, at a price of at least two times the Original Purchase Price (subject to appropriate adjustment for stock splits, stock dividends, combinations and other similar recapitalizations affecting such shares), in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least Twelve Million Dollars ($12,000,000) of gross proceeds to the Corporation and after which the Common Stock is listed on the New York Stock Exchange or the Nasdaq Global Market.

"Subsidiary" shall mean any corporation, trust or other business entity of which the Corporation directly or indirectly owns at the time 50% or more of the outstanding shares (or other ownership interest) that represent either 50% of the voting power, 50% of the economic power, or control of the board of directors or management of such corporation, trust or other business entity, other than directors' qualifying shares.

B. Common Stock

1. Dividends. The holders of the Common Stock (the "Common Stock Holders") shall be entitled to receive, if and when declared by the Board of Directors, out of any assets of the Corporation legally available therefor, dividends payable either in cash, property or shares of Capital Stock, subject to the rights of the holders of Preferred Stock as may be designated pursuant to Article IV(A) from time to time.

2. Liquidation Rights. In the case of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the distribution of the preferential amounts, if any, to be distributed to the holders of Preferred Stock as designated pursuant to Article IV (A) the assets of the Corporation shall be distributed to the holders of Common Stock pro rata in accordance with the number of shares of Common Stock held by the holders of Common Stock.

3. Voting Rights. Except as otherwise required by law and this Restated Certificate, each Common Stock Holder shall have the right to one (I) vote for each share of Common Stock in such Common Stock Holder's name on the books of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. Cumulative voting shall not be permitted. Common Stock Holders shall be entitled to notice of any stockholders' meeting in accordance with the By-Laws of the Corporation.

4. No Pre-emptive or Preferential Rights. The Common Stock Holders shall not, by reason of holding Common Stock, be entitled to any pre-emptive or preferential rights to purchase or subscribe to any shares of any class of the Capital Stock, whether now or hereafter authorized, or any notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase shares of any class of the Capital Stock now or hereafter authorized.

5. Changing Authorized Shares of Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote preferences or rights of the Preferred Stock Holders as may be designated pursuant to Article IV(A) from time to time) the affirmative vote of the holders of shares of Capital Stock representing a majority of the votes represented by all outstanding shares of Capital Stock entitled to vote, irrespective of the provisions of Section 242(b) of the General Corporation Law.

ARTICLE V

BY-LAWS

The Board may from time to time (after adoption by the undersigned of the original By-Laws of the Corporation) adopt, amend or repeal the By-Laws of the Corporation; provided, that any By-Laws adopted, amended or repealed by the Board may be amended or repealed, and any By-Laws may be adopted, by the stockholders of the Corporation.

ARTICLE VI

ELECTION OF DIRECTORS

The election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

ARTICLE VII

INDEMNIFICATION

A. Liability of Directors and Officers.

A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the DGCL as in effect at the time such liability is determined. No amendment or repeal of this Article VII. A. shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

B. Indemnification.

The Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of the Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding or claim initiated by or on behalf of such person or any counterclaim against the Corporation initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Article VIII. B. shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. With the intent that the Corporation shall be the primary source of funds for any advancement or indemnification obligation hereunder, the Corporation shall have no right to seek contribution or other reimbursement from any other party (other than pursuant to insurance policies procured by the Corporation and indemnity arrangements entered into in writing with the Corporation) with an obligation (under contract, law or otherwise) to indemnify a director of the Corporation. Any repeal or modification of the foregoing provisions of this Article VII. B. shall not adversely affect any right or protection of a director or officer of the Corporation or any limitations on the Corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

ARTICLE VIII

STOCKHOLDERS MEETINGS AND BOOKS AND RECORDS

Meetings of stockholders of the Corporation may be held within or outside the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any requirements of statutory law) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the By-Laws of the Corporation.

ARTICLE IX

RESERVATION OF RIGHTS

EXCEPT AS MAY BE OTHERWISE PROVIDED BY STATUTE OR BY THIS RESTATED CERTIFICATE AND/OR THE BY-LAWS OF THE CORPORATION, THE CORPORATION RESERVES THE RIGHT TO AMEND, ALTER, CHANGE OR REPEAL ANY PROVISIONS CONTAINED IN THIS RESTATED CERTIFICATE (INCLUDING ANY RIGHTS OF THE PREFERRED HOLDERS THAT MAY BE DESIGNATED PURSUANT TO ARTICLE IV), IN THE MANNER NOW OR HEREAFTER PRESCRIBED BY THIS RESTATED CERTIFICATE OR BY STATUTE, AND ALL RIGHTS CONFERRED UPON STOCKHOLDERS HEREIN ARE GRANTED SUBJECT TO THIS RESERVATION.

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IN WITNESS WHEREOF, this Restated Certificate has been executed by a duly authorized officer of this corporation on this 15th day of October 2020.

LUXURY CAMPING, INC.

By: DocuSigned by: Bob Frisch 41E54F743458418...

Robert Frisch, CEO